INTER&CO, INC. INTER & CO, INC. (NASDAQ: INTR) (“Inter&Co” or the “Company”), pursuant to CVM Resolution No. 44/2021 issued by the Brazilian Securities and Exchange Commission (“CVM”), hereby announces that Banco Inter S.A. (“Banco Inter”), an indirect subsidiary of the Company, has entered into a Share Purchase Agreement to acquire common shares representing 39.75% of the issued shares of Inter Digital Corretora e Consultoria em Seguros S.A. (“Inter Seguros”) held by Wiz Co Participações e Corretagem de Seguros S.A. (“Wiz”). The purchase price is R$409,487,500.00 (four hundred nine million, four hundred eighty-seven thousand, five hundred Brazilian reais), subject to adjustment based on the CDI rate and payable at the closing of the transaction (the “Transaction”). The closing of the Transaction is subject to the satisfaction of certain conditions precedent, including approval by the Central Bank of Brazil and the Brazilian Administrative Council for Economic Defense (CADE). Upon completion of the Transaction, Banco Inter will become the sole shareholder of Inter Seguros. The transaction reinforces the Company’s strategy for the insurance segment. Inter Seguros is already fully integrated into the Inter Super App and serves more than 9 million active contracts. Full ownership will provide Banco Inter with more speed to innovate and launch products while increasing its ability to capture the value generated by the business. Additional information about the Transaction and/or Inter Seguros may be obtained from the Company’s Investor Relations Department at ir@inter.co or at http://investors.inter.co/. Belo Horizonte, October 19, 2026. RAFAELA DE OLIVEIRA VITÓRIA Head of Investor Relations